UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 29, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from                      to
COMMISSION FILE NUMBER 1-14989
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

WESCO Distribution, Inc.
Retirement Savings Plan
Financial Statements
December 29, 2007 and 2006

WESCO Distribution, Inc.
Retirement Savings Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firms	2-3

Financial Statements

Statements of Net Assets Available for Benefits as of December 29, 2007 and 2006	4

Statement of Changes in Net Assets Available for Benefits for the fiscal year ended December 29, 2007	5

Notes to Financial Statements	6-11

Supplemental Schedule

Schedule H, line 4(i) — Schedule of Assets (Held at End of Year) as of December 29, 2007	12-37

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm
EX-23.1
EX-23.2

WESCO Distribution, Inc.
Retirement Savings Plan

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
WESCO Distribution, Inc. Retirement Savings Plan
We have audited the accompanying statement of net assets available for plan benefits of WESCO Distribution, Inc. Retirement Savings Plan as of and for the year ending December 29, 2007, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of WESCO Distribution, Inc. Retirement Savings Plan as of December 29, 2007, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule is the responsibility of Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 29, 2007 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick & Battaglia, CPAs, PC
Buffalo, New York
June 26, 2008
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
WESCO Distribution, Inc. Retirement Savings Plan
In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) at December 29, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 27, 2007

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 29, 2007 and 2006

	2007	2006
Investments at fair value (Notes 2 and 6)
Shares of registered investment companies	$211,033,183	$153,944,653
Common collective trusts	21,035,201	146,719,354
Stock funds and self-directed accounts	14,387,053	18,429,472
Stable Value Fund	89,577,909	—
RAFI Enhanced Large Company Fund	33,227,145	—
Participant loans	6,377,189	5,317,701

	375,637,680	324,411,180

Receivables
Employee contributions	889,851	852,919
Employer matching contributions	347,410	312,967
Employer profit sharing discretionary contribution	7,533,707	11,876,545
Accrued interest	21,421	15,950

Net assets available for benefits at fair value	384,430,069	337,469,561

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive contracts	(1,683,438)	—

Net assets available for benefits	$382,746,631	$337,469,561

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Fiscal Year Ended December 29, 2007

2007
Additions
Employee contributions	$23,858,850
Employee rollovers	16,366,083
Employer contributions (including discretionary contribution)	15,025,271
Net appreciation from shares of registered investment companies	9,539,881
Net appreciation from common/collective trust funds	1,237,911
Net depreciation from stock funds and self-directed accounts	(4,049,655)
Net appreciation from the Stable Value Fund	2,868,637
Net depreciation from the RAFI Enhanced Large Company Fund	(487,288)
Interest and dividend income	16,803,050

Total additions	81,162,740

Deductions
Distributions to withdrawing participants	35,661,705
Administrative expenses	223,965

Total deductions	35,885,670

Net increase	45,277,070

Net assets available for benefits
Beginning of year	337,469,561

End of year	$382,746,631

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2007 and 2006

1.	Major Features of the Plan

WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans related to the transferred employees were transferred to the Plan.

The Plan covers the current employees of the Company and those former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.

As a result of the acquisition of Communications Supply Holdings, Inc. on November 3, 2006, approximately 800 participants were added to the Plan. These participants did not rollover their balances until 2007.

Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their compensation or $15,500. The $15,500 limit may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the tax deferred contributions and the after-tax contributions cannot exceed 50% of the participant’s compensation. Subject to limitation, the Company will make matching contributions in an amount equal to 50% of a participant’s total monthly contributions up to a maximum of 3% of their compensation. Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit ($15,500 in 2007). A participant’s total catch-up contribution cannot exceed $5,000. The catch up contribution limits are determined by the IRS and then indexed for inflation after 2007. In addition, the Company may, at the Board of Directors’ discretion, make a discretionary contribution to the Plan provided certain predetermined profit levels are attained. The Company made discretionary contributions of $7,533,707 and $11,876,545 for the fiscal years ended December 29, 2007 and 2006, respectively.

Vesting

Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer contributions according to the following schedule:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%
In conjunction with a leveraged recapitalization of the Company all active employees as of June 5, 1998 became fully vested.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2007 and 2006

Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to employment with the Company, or to reduce employer contributions in accordance with the plan document. Total forfeitures that reduced employer contributions in 2007 and 2006 were approximately $1,240,000 and $1644,000, respectively. As of December 29, 2007, a balance of approximately $97,400 was available to reduce employer contributions in 2008.

Participant Accounts

An account is maintained for each participant, which is credited with the participant’s contributions and an allocation of Company contributions, plan earnings and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant’s account.

Reclassification

Certain 2006 balances have been reclassified to conform with current year presentation.

2.	Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan:

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are carried at fair value in the accompanying financial statements. The Plan’s assets are invested in the common stock of WESCO International, Inc. through a unitized stock fund, which includes investments in a money market fund for liquidity purposes. In addition, the plan offers a self directed brokerage account. Investments in common stocks are valued at quoted market prices. Investments in the RAFI Enhanced Large Company Fund are unitized and valued using an index strategy. Shares of registered investment companies are valued at the net asset

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2007 and 2006

value of shares held by the Plan at year end. The Plan’s interest in the Stable Value Fund and collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Net Appreciation (Depreciation) in Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains (losses) and unrealized appreciation (depreciation) in the common/collective trusts, registered investment companies, Stable Value Fund, RAFI Enhanced Large Company Fund, WESCO International stock and other common stocks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Other

Administrative expenses, excluding participant loan setup fees, distribution fees, hardship withdrawal fees and consulting fees, are paid by the Company and, therefore, are not expenses of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value to new accounting transactions. SFAS 157 is effective for all financial assets and financial liabilities to fiscal years beginning after November 15, 2007. As of December 29, 2007, the Plan does not believe the

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2007 and 2006

adoption of SFAS 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain measurements reported on the financial statements for a fiscal period.

3.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 15, 2003, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan’s financial statements. The Plan has been amended since reviewing the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Employee Loans

Participants are permitted to borrow against a portion of their vested account balance within the prescribed limitations and pursuant to nondiscriminatory rules established by the Administrative Committee. Each loan is to be repaid over a period not to exceed five years.

The interest rate applied to employee loans is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on new loans ranged between 5.0% and 10.5% for the fiscal year ended December 29, 2007. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant’s individual account. Loans of approximately $4,025,000 were made from the Plan and loan principal repayments of approximately $2,459,000 were received by the Plan for the year ended December 29, 2007. Interest of approximately $451,000 was received by the Plan for the year ended December 29, 2007 related to employee loans.

5.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to such participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

6.	The Stable Value Fund

During 2007, the Plan began investing in a fully benefit-responsive synthetic GIC with an insurance company as part of offering the Stable Value Fund (the Fund) investment option to participants. Contributions to this fund are used to purchase units of a collective trust vehicle which is invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contact value for credit risk of the contract issuer or otherwise.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2007 and 2006

The Fund has entered into a wrap contract with an insurance company under which the insurance company provides a guarantee with respect to the availability of funds to make distributions from this investment option. This insurance contract is carried at contract value in the participants’ accounts.

Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on an agreed-upon formula as defined in the contract. The primary variables which could impact the future crediting rates include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract, and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the crediting rate may be higher than the current market rates. The insurance contract cannot credit an interest rate that is less than zero percent.

Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events are limited to premature termination of the contracts by the Plan or plan termination. The plan sponsor has not expressed any intention to take either of these actions.

As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yields earned by the Fund at December 29, 2007 are as follows:

Average yield for synthetic GICs	2007

Based on actual earnings	4.96%
Based on interest rate credited to participants	5.05%

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2007 and 2006

7.	Investments

Investments representing 5% or more of the net assets available for benefits as of December 29, 2007 and 2006 were as follows:

	2007	2006

AMCAP Fund	$39,609,971	$38,695,861
American Balanced Fund	37,193,165	34,396,265
Columbia Acorn Fund	33,406,094	34,580,419
RiverSource Equity Index Fund I *	—	34,095,546
RiverSource Midcap Value Fund	25,049,255	22,844,600
RiverSource Stable Capital Fund II*	—	75,828,416
Stable Value Fund*	89,577,909	—
Thornburg International Value Fund*	33,139,769	—
Templeton Foreign Fund*	—	20,529,960

*	These funds did not represent 5% or more of the net assets available for benefits as of the respective Plan year-end.
8.	Related Party Transactions

Participants of the Plan may elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of the Company. Therefore, these transactions qualify as party-in-interest transactions. Purchases and sales within the WESCO Pooled Stock Fund for 2007 were $4,542,000 and $5,535,000, respectively, and purchases and sales for 2006 were $2,433,000 and $5,915,000, respectively. Fees paid by the plan for investment management services amount to $20,000 for the year ended December 29, 2007.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	Alger Institutional Funds	Alger Midcap Growth Institutional Fund	$14,022,035
	AMCAP Fund	AMCAP Fund (Class R-4)	39,609,971
	RiverSource Trust	Midcap Value Fund Class R4	25,049,255
	American Funds	American Balanced Fund (Class A)	37,193,165
	Columbia Mutual Funds	Columbia Acorn Fund (Class A)	33,406,094
	Loomis Sayles	Loomis Sayles Invest Grade Bond	12,283,819
	MFS Family of Funds	MFS Value Fund (Class A)	16,329,075
	Thornburg International	Thornburg International Value Fund	33,139,769

	Value of Interest in Registered Investment Companies Total		211,033,183

	Manning & Napier Promix Funds	Manningnapier Promix Conserv Trust	2,283,223
	Manning & Napier Promix Funds	Manningnapier Promix Extended Trust	5,949,301
	Manning & Napier Promix Funds	Manningnapier Promix Maximum Trust	8,678,932
	Manning & Napier Promix Funds	Manningnapier Promix Moderate Trust	4,123,745

	Value of Interest in Common/Collective Trusts Total		21,035,201

*	WESCO International, Inc.	WESCO International Pooled Stock Fund	8,955,522
	ABB Ltd Adr	Common Stock	19,229
	Abitibibowater Inc	Common Stock	54,470
	ADR Cemex	Common Stock	26,500
	AGL Resources	Common Stock	37,420
	Alcatel-Lucent Ads	Common Stock	419
	Altria Group Inc.	Common Stock	3,798
	American Beacon Funds	Americanbeacon Lg Cap Val Fund	8,215
	American Century Investments	American Century Mid Cap Value Fund	7,020
	Apple Inc.	Common Stock	49,958
	Applied Materials	Common Stock	1,769
	Arcadia Resources, Inc.	Common Stock	1,060
	Artisan Funds	Artisan International Investor Shrs	7,364
	Artisan Funds	Artisan Mid Cap Value Fund	44,281
	Authentec Inc	Common Stock	15,130
	B&G Foods Inc	Common Stock	30,210
	Bank America Corp	Common Stock	4,110
	Bemis Co	Common Stock	7,798
	Berkshire Hathaway Inc.	Common Stock	14,055
	Bhp Billiton Ltp-Spon Adr	Common Stock	7,136
	Biotime Inc.	Common Stock	40
	Boeing Co.	Common Stock	8,825
	BP Prudhoe Bay Royalty Trust	Common Stock	3,148
	Brandywine Funds	Income Fund	36,957

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	Budget Group Inc.	Common Stock	13
	Burlington Northern Inc	Common Stock	1,666
	Carrington Labs	Common Stock	166
	Caterpillar Inc.	Common Stock	28,020
	CBS Corp. Class B	Common Stock	163,342
	Celgene Corp.	Common Stock	14,100
	Charys Holding Co.	Common Stock	305
	Cheniere Energy Inc	Common Stock	6,510
	Chevron Corp.	Common Stock	9,486
	Circuit City Stores	Common Stock	415
	Cisco	Common Stock	21,772
	Citigroup Inc.	Common Stock	30,755
	Clinical Data Inc.	Common Stock	5,924
	Compass Minerals International	Common Stock	14,487
	Comphania Vale	Common Stock	6,676
	Conocophillips	Common Stock	6,596
	Corning Inc.	Common Stock	2,411
	Corporate Exec Board	Common Stock	6,062
	Costco Whsl Corp. New	Common Stock	7,514
	Creative Technology	Common Stock	850
	CrossTex Energy Inc	Common Stock	11,340
	CTS Corp.	Common Stock	1,009
	Deere & Co	Common Stock	1,846
	Del Global Technologies Corp.	Common Stock	290
	Dodge & Cox Funds	Balanced Fund	25,929
	Dodge & Cox Funds	Stock Fund	15,978
	Dodge & Cox Funds	Income Fund	86,307
	Dynamic Materials Corp	Common Stock	1,521
	Eaton Corp.	Common Stock	119,218
	EI Dupont	Common Stock	886
	Energy Transfer Equity LP	Common Stock	7,278
	ENI Spa-Sponsered ADR	Common Stock	6,268
	Excelsior Funds	Value & Restructuring Fund	14,776
	Exide Technologies	Common Stock	65,200
	Exxon Mobil Corp.	Common Stock	17,575
	Fastenal Company	Common Stock	8,154
	Federal Mogul Corp.	Common Stock	2,799
	Focus Enhancements	Common Stock	54
	Fuel-Tech	Common Stock	11,370
	Gabelli Funds	Asset Fund	7,206
	Gamco International Growth AAA	Foreign Large Growth Fund	9,518
	Gamesa Corporation Tecnologishs	Common Stock	6,975
	Genentech Inc	Common Stock	675
	General Electric	Common Stock	13,442
	Genesis Microchip, Inc.	Common Stock	4,499
	Goldcorp Inc.	Common Stock	3,480

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	Halliburton Co	Common Stock	23,382
	Hawaiian Electric Ind. Inc.	Common Stock	8,591
	Headwaters Inc.	Common Stock	1,204
	Hewlett Packard	Common Stock	10,272
	I Shares	S&P Trust Fund	165,405
	I Shares	DJ Select Dividend Index Fund	57,103
	I Shares	DJ U.S. Consumer Cycl SEC Fund	3,109
	I Shares	Goldman Sachs Nat Res Ind Fund	60,275
	I Shares	Silver Trust	77,656
	I Shares	S&P Global 100	6,534
	I Shares	S&P Gloal Finl Sector	8,759
	I Shares	S&P Global Utilities	18,526
	I Shares	TR	10,249
	Icon Funds	Icon Healthcare Fund	52,952
	Integral Technologies Inc.	Common Stock	6,555
	Intel Corp.	Common Stock	5,352
	Intermec Inc	Common Stock	1,030
	Interplay Entertainment	Common Stock	80
	Intl Speedway	Common Stock	7,420
	Invio Biomedical Corp.	Common Stock	1,335
	Ivanhoe Energy, Inc.	Common Stock	160
	Jacobs Engr Group Inc	Common Stock	981
	Janus Funds	Enterprise Fund	24,281
	Janus Funds	Mid Cap Value Fund	25,375
	Janus Funds	Orion Fund	13,276
	Janus Funds	Special Equity Fund	9,643
	Janus Funds	Overseas Fund	130,618
	Johnson & Johnson	Common Stock	5,593
	J.P. Morgan Chase & Co.	Common Stock	8,652
	Kaire Holdings Inc.	Common Stock	12
	Keryx Biopharmaceuticals	Common Stock	1,712
	Kinder Morgan Energy Partners LP	Common Stock	8,178
	Kinetics Paradigm Fund	Common Stock	20,286
	Kinross Gold Corp	Common Stock	5,631
	Koko Petroleum Inc.	Common Stock	60
	Kraft Foods	Common Stock	1,120
	Lennar Corp	Common Stock	875
	Lowes Companies	Common Stock	6,798
	Managers Intermediate Duration Govt	Fund	52,325
	Manhattan Pharmaceuticals	Common Stock	468
	Manitowoc Inc	Common Stock	11,536
	Mannkind Corp	Common Stock	3,204
	Market Vectors Etf Tr	Exchange Traded Funds	9,107
	Marriott International Inc Class A	Common Stock	1,706
	Marsico 21st Century Fund	Large Growth Fund	9,606
	Matrix Advisors Value	Common Stock	47,654

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	Maxwell Technologies Inc	Common Stock	1,792
	McDermott Intl	Common Stock	13,671
	MEMC Electronic Materials	Common Stock	8,963
	Merck & Co.	Common Stock	7,045
	MGRS Fremont Micro Cap MGRS Fd	Common Stock	10,229
	Miramar Mining Corp.	Common Stock	23,643
	Mobility Electronics	Common Stock	19,199
	Nabors Industries Ltd.	Common Stock	2,761
	Nanoforce Inc.	Common Stock	6
	Nastech Pharmaceutical Co.	Common Stock	794
	Neomedia Technologies	Common Stock	119
	Neuberger Berman Real Estate Fund	Real Estate Fund	16,379
	Newcastle Investment Corp.	Common Stock	2,459
	Nokia Corp.	Common Stock	9,685
	Oakmark Funds	Oakmark Equity and Income Fund (I)	32,632
	Oakmark Funds	Oakmark Fund	13,522
	Oakmark Funds	Oakmark International Fund (Class I)	11,936
	Oakmark Funds	Oakmark Global Fund	58,449
	Oneok Partners LP	Common Stock	9,300
	Oracle Systems	Common Stock	6,891
	Palomar Medical Tech	Common Stock	31,920
	Paychex Inc.	Common Stock	5,489
	Pentair Inc	Common Stock	1,052
	Petrohawk Energy Corp.	Common Stock	4,712
	Photoworks, Inc.	Common Stock	23
	PIMCO Funds	PIMCO Total Return Fund	8,990
	PNC Financial Services Group	Common Stock	1,838
	Powershares Global Water Portfolio	Exchange Traded Funds	13,026
	Purchase Pro.com	Common Stock	2
	Qualcomm Inc.	Common Stock	9,893
	Rayonier Inc	Common Stock	24,554
	Reliant Energy, Inc.	Common Stock	78,510
	Renovo Holdings, Inc.	Common Stock	1
	Reserve Primary Fund	Primary Fund	1,332,192
	Royce Total Return Fund	Common Stock	7,104
	RS Partners Growth Fund	Common Stock	4,345
	RVS Diversified Equity Income R4	Mutual Fund	9,149
	RVS Strategic Allocation Class R4	Mutual Fund	32,500
	Sasol LTD ADR	Common Stock	16,635
	Schering-Plough	Common Stock	5,388
	Schlumberger LTD	Common Stock	19,760
	Shaw Group Inc.	Common Stock	6,136
	Silver Star Energy	Common Stock	16
	Sirius Satellite Radio Inc.	Common Stock	1,836
	Sound Shore Fund	Common Stock	7,113
	Spectra Energy Corp	Common Stock	6,495

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	SSGA International Stk Selection FD	Mutual Fund	58,747
	Streettracks Gold Trust	Exchange Traded Funds	80,344
	Sun Microsystems	Common Stock	455
	Sysco Corp.	Common Stock	7,466
	T. Rowe Price Funds	Capital Appreciation Fund	123,060
	T. Rowe Price Funds	Dividend Growth Fund	5,495
	T. Rowe Price Funds	Growth Stock Fund	81,820
	T. Rowe Price Funds	Media & Telecomm Fund	20,408
	T. Rowe Price Funds	Health Sciences Fund	25,312
	T. Rowe Price Funds	New Asia Fund	62,511
	T. Rowe Price Funds	New Era Fund	178,543
	TCW Equities-N	Large Blend Fund	19,921
	TEJON Ranch Co	Common Stock	4,097
	The Muhlenkamp Fund	Mutual Fund	9,291
	Third Avenue	International Value Fund	13,368
	Third Avenue	Real Estate Value Fund	6,180
	Thompson Plumb and Associates	Growth Fund	5,362
	3M Company	Common Stock	14,976
	Time Warner Inc.	Common Stock	1,665
	Transocean Inc.	Common Stock	10,075
	TVIA Inc.	Common Stock	102
	Under Armoir Inc	Common Stock	46,706
	Unigene Labs Inc.	Common Stock	8,316
	US Bancorp	Common Stock	12,724
	Valeant Pharmaceuticals Intl.	Common Stock	1,194
	Vanguard Funds	International Growth Fund	27,986
	Vanguard Funds	International Value Fund	27,135
	Vanguard Funds	Target Ret 2015	160,612
	Vanguard Funds	Wellesley Income Fund	23,263
	Vanguard Funds	Windsor II Fund	30,881
	Vecima Networks Inc	Common Stock	8
	Viacom Inc. Class B	Common Stock	259,169
	Vioquest Pharmaceuticals	Common Stock	6
	Walgreen Co	Common Stock	7,724
	Wasatch Heritage Growth Fund	Growth Fund	10,395
	White Mountains Insurance Group	Common Stock	5,592
	Whole Food Market Inc	Common Stock	1,040
	Windstream Corp	Common Stock	38,490
	Wisdomtree Intl DVD TOP 100	International Fund	33,716
	Wisdomtree Intl & Sector Fund	International Fund	21,559
	Yahoo Inc	Common Stock	23,442

	Stock Funds and Self-Directed Accounts Total		14,387,053

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	Institutional Enhanced Index Fixed
	Income Fund	Common Collective Trust	89,577,909
	Wrapper Contract	Wrapper Contract	—

	Stable Value Fund Total		89,577,909

	3M CO COM	Common Stock	166,351
	ABBOTT LABS COM	Common Stock	127,680
	ABERCROMBIE & FITCH CO CL A	Common Stock	5,199
	ABITIBIBOWATER INC COM	Common Stock	2,765
	ABM INDS INC COM	Common Stock	4,212
	ABX HOLDINGS INC COM	Common Stock	2,600
	ACCO BRANDS CORP COM	Common Stock	3,324
	ACTIVISION INC NEW COM NEW	Common Stock	6,615
	ACUITY BRANDS INC	Common Stock	5,279
	ADOBE SYS INC COM	Common Stock	5,581
	ADVANCE AUTO PARTS COM	Common Stock	13,169
	ADVANCED MEDICAL OPTICS COM	Common Stock	2,558
	ADVANCED MICRO DEVICES INC COM	Common Stock	5,153
	AES CORP COM	Common Stock	22,743
	AETNA INC COM	Common Stock	64,004
	AFFILIATED COMPUTER SVCS INC CL	Common Stock	8,080
	AFLAC INC COM	Common Stock	75,238
	AGCO CORP COM	Common Stock	24,667
	AGILENT TECHNOLOGIES INC COM	Common Stock	19,420
	AGL RES INC COM	Common Stock	12,611
	AIR PRODUCTS & CHEMICALS INC COM	Common Stock	37,496
	AIRGAS INC COM	Common Stock	5,393
	AK STEEL HLDG CORP COM	Common Stock	13,656
	ALASKA AIR GRP INC COM	Common Stock	6,097
	ALBEMARLE CORP COM	Common Stock	7,660
	ALBERTO-CULVER CO COM	Common Stock	10,357
	ALCOA INC COM	Common Stock	89,902
	ALEXANDER & BALDWIN INC COM	Common Stock	5,620
	ALFA CORP COM	Common Stock	5,924
	ALLEGHANY CORP DEL COM	Common Stock	8,822
	ALLEGHENY ENERGY INC COM	Common Stock	12,200
	ALLEGHENY TECHNOLOGIES INC COM	Common Stock	8,680
	ALLETE INC COM	Common Stock	3,772
	ALLIANCE DATA SYSTEMS CORP	Common Stock	8,546
	ALLIANT ENERGY CORP COM	Common Stock	22,071
	ALLIANT TECHSYSTEMS INC COM	Common Stock	12,379
	ALLIED CAP CORP NEW COM	Common Stock	5,414
	ALLIED WASTE INDS INC COM	Common Stock	30,833
	ALLSTATE CORP COM	Common Stock	144,775
	ALON USA ENERGY INC	Common Stock	3,525
	ALTERA CORP COM	Common Stock	7,975
	ALTRIA GROUP INC COM	Common Stock	695,110
	AMAZON COM INC COM	Common Stock	27,863
	AMBAC FINL GRP INC COM	Common Stock	3,592
	AMERCO COM	Common Stock	8,711

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	AMEREN CORP COM	Common Stock	39,026
	AMERICAN AXLE & MFG HLDGS INC	Common Stock	6,124
	AMERICAN CAPITAL STRATEGIES LTD	Common Stock	5,576
	AMERICAN EAGLE OUTFITTERS INC	Common Stock	3,329
	AMERICAN ELEC PWR CO INC COM	Common Stock	92,072
	AMERICAN EXPRESS COMPANY COM	Common Stock	107,018
	AMERICAN FINL GRP INC OHIO COM	Common Stock	14,381
	AMERICAN GREETINGS CORP CL A COM	Common Stock	3,729
	AMERICAN HOME MORTGAGE INVES	Common Stock	3
	AMERICAN INTL GRP INC COM	Common Stock	399,149
	AMERIPRISE FINANCIAL INC COM	Common Stock	37,258
	AMERISOURCEBERGEN CORP COM	Common Stock	77,942
	AMGEN INC COM	Common Stock	51,390
	AMR CORP DEL COM	Common Stock	19,726
	ANADARKO PETROLEUM CORP COM	Common Stock	21,363
	ANALOG DEVICES INC COM	Common Stock	11,614
	ANHEUSER BUSCH COS INC COM	Common Stock	66,591
	ANIXTER INTL INC COM	Common Stock	4,546
	ANNALY MTG MGMT INC COM	Common Stock	5,526
	ANNTAYLOR HLDGS INC COM	Common Stock	5,103
	AON CORP COM	Common Stock	52,763
	APACHE CORP COM	Common Stock	51,514
	APARTMENT INVT & MGMT CO CL A	Common Stock	3,670
	APOLLO GRP INC CL A	Common Stock	16,945
	APOLLO INVT CORP COM	Common Stock	3,984
	APPLE INC COM	Common Stock	114,503
	APPLIED INDL TECHNOLOGIES INC	Common Stock	4,691
	APPLIED MATERIALS INC COM	Common Stock	35,526
	APRIA HLTHCARE GRP INC COM	Common Stock	2,851
	ARCH COAL INC COM	Common Stock	5,143
	ARCHER DANIELS MIDLAND CO COM	Common Stock	68,375
	ARROW ELECTRS INC COM	Common Stock	26,507
	ARTHUR J. GALLAGHER & CO COM	Common Stock	8,467
	ARVINMERITOR INC COM	Common Stock	9,428
	ASBURY AUTOMOTIVE GROUP	Common Stock	4,932
	ASHLAND INC	Common Stock	24,864
	ASSOCIATED BANC CORP COM	Common Stock	13,971
	ASSURANT INC COM	Common Stock	29,598
	ASTORIA FINL CORP COM	Common Stock	10,045
	AT&T INC COM	Common Stock	166,280
	ATMOS ENERGY CORP COM	Common Stock	8,514
	AUTODESK INC COM	Common Stock	6,886
	AUTOLIV INC COM	Common Stock	20,096
	AUTOMATIC DATA PROCESSING INC	Common Stock	55,932
	AUTONATION INC DEL COM	Common Stock	39,201
	AUTOZONE INC COM	Common Stock	20,442
	AVALONBAY CMNTYS INC COM	Common Stock	13,645
	AVERY DENNISON CORP COM	Common Stock	14,741
	AVIS BUDGET GROUP INC	Common Stock	3,029
	AVISTA CORP COM	Common Stock	6,557
	AVNET INC COM	Common Stock	11,707

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	AVON PRODS INC COM	Common Stock	32,432
	AVX CORP NEW COM	Common Stock	5,744
	BAKER HUGHES INC COM	Common Stock	23,624
	BALL CORP COM	Common Stock	7,468
	BANCORPSOUTH INC COM	Common Stock	7,522
	BANK OF AMERICA CORP COM	Common Stock	776,708
	BANK OF HAWAII CORP	Common Stock	7,974
	BANK OF NEW YORK MELLON CORP COM	Common Stock	149,574
	BARNES & NOBLE INC COM	Common Stock	9,123
	BARNES GRP INC	Common Stock	6,095
	BAXTER INTL INC COM	Common Stock	62,190
	BB&T CORP COM	Common Stock	72,634
	BEA SYS INC COM	Common Stock	9,643
	BEAR STEARNS COMPANIES INC COM	Common Stock	10,307
	BEAZER HOMES USA INC COM	Common Stock	1,130
	BECTON DICKINSON & CO COM	Common Stock	25,145
	BED BATH & BEYOND INC COM	Common Stock	10,742
	BELDEN INC COM	Common Stock	3,600
	BELL MICROPRODUCTS INC COM	Common Stock	4,589
	BELO CORP COM SER A	Common Stock	6,086
	BEMIS CO INC COM	Common Stock	7,141
	BENCHMARK ELECTRONICS INC COM	Common Stock	4,422
	BERKLEY W R CORP COM	Common Stock	17,576
	BERKSHIRE HATHAWAY INC DEL CL A	Common Stock	564,400
	BEST BUY INC COM	Common Stock	70,435
	BIG LOTS INC	Common Stock	2,760
	BIO RAD LABS INC CL A	Common Stock	8,217
	BIOGEN IDEC INC	Common Stock	18,972
	BJ SVCS CO COM	Common Stock	6,662
	BJS WHSL CLUB INC COM	Common Stock	16,338
	BLACK & DECKER CORP COM	Common Stock	15,012
	BLACK HILLS CORP COM	Common Stock	7,676
	BLACKBAUD INC	Common Stock	13,281
	BLACKROCK INC COM	Common Stock	42,993
	BLOCK H & R INC COM	Common Stock	22,178
	BLOCKBUSTER INC CL-A COM	Common Stock	4,990
	BLUELINX HOLDINGS INC	Common Stock	1,916
	BLYTH INC COM	Common Stock	4,112
	BMC SOFTWARE INC COM	Common Stock	6,970
	BOEING CO COM	Common Stock	151,437
	BOK FINANCIAL CORP COM (NEW)	Common Stock	8,436
	BORDERS GRP INC COM	Common Stock	3,581
	BORG WARNER INC COM	Common Stock	11,923
	BOSTON PPTYS INC COM	Common Stock	11,319
	BOSTON SCIENTIFIC CORP COM	Common Stock	15,060
	BRIGGS & STRATTON CORP COM	Common Stock	4,910
	BRIGHTPOINT INC COM	Common Stock	4,922
	BRINKER INTL INC COM	Common Stock	3,628
	BRINKS CO/THE	Common Stock	6,597
	BRISTOL-MYERS SQUIBB CO COM	Common Stock	211,872
	BROADCOM CORP COM	Common Stock	13,288

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	BROWN & BROWN INC COM	Common Stock	3,835
	BROWN-FORMAN CORP CL B COM	Common Stock	13,314
	BRUNSWICK CORP COM	Common Stock	8,757
	BURGER KING HOLDINGS INC	Common Stock	12,427
	BURLINGTON NORTHERN SANTA FE COM	Common Stock	78,469
	C H ROBINSON WORLDWIDE INC COM	Common Stock	11,938
	C R BARD INC COM	Common Stock	13,022
	CA INC COM	Common Stock	15,589
	CABELAS INC-CL A	Common Stock	3,582
	CABOT CORP COM	Common Stock	5,159
	CADENCE DESIGN SYS INC COM	Common Stock	6,931
	CAMERON INTERNATIONAL CORP	Common Stock	18,191
	CAMPBELL SOUP CO COM	Common Stock	26,315
	CAPITAL ONE FINANCIAL CORP COM	Common Stock	57,328
	CARDINAL HLTH INC COM	Common Stock	105,402
	CAREER ED CORP COM	Common Stock	7,304
	CARLISLE COS INC COM	Common Stock	3,875
	CARMAX INC COM	Common Stock	3,820
	CARPENTER TECHNOLOGY CORP COM	Common Stock	7,065
	CATERPILLAR INC COM	Common Stock	74,770
	CATHAY BANCORP INC COM	Common Stock	3,510
	CB RICHARD ELLIS GROUP INC-A	Common Stock	6,365
	CBS CORP COM	Common Stock	79,208
	CELANESE CORP COM	Common Stock	17,320
	CELERA GROUP COM APPLIED	Common Stock	10,447
	CENTERPOINT ENERGY INC	Common Stock	27,498
	CENTEX CORP COM	Common Stock	13,559
	CENTRAL GARDEN & PET CO CL A COM	Common Stock	1,925
	CENTURYTEL INC COM	Common Stock	11,396
	CF INDUSTRIES HOLDINGS INC	Common Stock	11,983
	CHARMING SHOPPES COM	Common Stock	1,969
	CHEMTURA CORP	Common Stock	7,194
	CHESAPEAKE ENERGY CORP COM	Common Stock	8,380
	CHEVRON CORP COM	Common Stock	798,911
	CHITTENDEN CORP COM	Common Stock	5,862
	CHOICEPOINT INC COM	Common Stock	5,991
	CHUBB CORP COM	Common Stock	81,636
	CIGNA CORP COM	Common Stock	54,382
	CIMAREX ENERGY CO-W/I	Common Stock	5,750
	CINCINNATI BELL INC COM	Common Stock	4,273
	CINCINNATI FINL CORP COM	Common Stock	31,949
	CINTAS CORP COM	Common Stock	5,879
	CIRCUIT CITY STORES INC COM EXP	Common Stock	4,748
	CISCO SYSTEMS INC COM	Common Stock	90,259
	CIT GROUP HLDGS COM	Common Stock	5,913
	CITADEL BROADCASTING CORP	Common Stock	397
	CITIGROUP INC COM	Common Stock	352,622
	CITIZENS COMMUNICATIONS CO COM	Common Stock	12,445
	CITIZENS REPUBLIC BANCORP INC	Common Stock	3,836
	CITRIX SYS INC COM	Common Stock	5,988
	CITY NATL CORP COM	Common Stock	8,629

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	CLEAR CHANNEL COMMUNICATIONS INC	Common Stock	24,980
	CLEAR CHANNEL OUTDOOR-CL A	Common Stock	5,226
	CLECO CORP NEW COM	Common Stock	6,655
	CLOROX CO COM	Common Stock	27,605
	CME GROUP INC COM	Common Stock	6,825
	CMS ENERGY CORP COM	Common Stock	17,763
	CNA FINL CORP COM	Common Stock	32,665
	CNX GAS CORP	Common Stock	5,102
	COACH INC COM	Common Stock	4,022
	COCA COLA ENTERPRISES INC COM	Common Stock	67,932
	COCA-COLA CO COM	Common Stock	225,168
	COLGATE-PALMOLIVE CO COM	Common Stock	80,551
	COLLECTIVE BRANDS INC COM	Common Stock	4,715
	COLONIAL BANCGROUP INC COM	Common Stock	6,224
	COMCAST HLDGS INC CL A	Common Stock	105,634
	COMERICA INC COM	Common Stock	32,789
	COMMERCE BANCORP INC NJ COM	Common Stock	17,296
	COMMERCE BANCSHARES INC COM	Common Stock	10,213
	COMMERCE GRP INC MASS COM	Common Stock	11,618
	COMMERCIAL METALS CO COM	Common Stock	7,425
	COMMSCOPE INC COM	Common Stock	702
	COMMUNITY HEALTH SYS INC NEW COM	Common Stock	5,656
	COMPUTER SCIENCES CORP COM	Common Stock	44,956
	COMPUWARE CORP COM	Common Stock	6,243
	COMVERSE TECHNOLOGY INC COM PAR	Common Stock	3,812
	CON-WAY INC COM	Common Stock	9,288
	CONAGRA FOODS INC COM	Common Stock	73,396
	CONOCOPHILLIPS COM	Common Stock	373,722
	CONSECO INC COM	Common Stock	14,628
	CONSOL ENERGY INC COM	Common Stock	19,447
	CONSOLIDATED EDISON INC COM	Common Stock	69,872
	CONSTELLATION BRANDS INC CL A	Common Stock	13,481
	CONSTELLATION ENERGY GROUP INC	Common Stock	60,376
	CONTINENTAL AIRLINES INC CL B	Common Stock	12,328
	CONVERGYS CORP COM	Common Stock	5,959
	COOPER TIRE & RUBBER CO COM	Common Stock	4,770
	CORE MARK HOLDING CO INC COM	Common Stock	6,943
	CORN PRODS INTL INC COM	Common Stock	4,556
	CORNING INC COM	Common Stock	20,156
	CORUS BANKSHARES INC COM	Common Stock	3,598
	COSTCO WHOLESALE CORP COM	Common Stock	133,137
	COUNTRYWIDE FINANCIAL CORP COM	Common Stock	12,863
	COUSINS PPTYS INC COM	Common Stock	5,397
	COVANCE INC COM	Common Stock	6,633
	COVENTRY HLTH CARE INC COM	Common Stock	24,917
	CRANE CO COM	Common Stock	7,154
	CROWN HOLDINGS INC	Common Stock	20,720
	CSK AUTO CORP COM	Common Stock	1,212
	CSX CORP COM	Common Stock	54,009
	CULLEN FROST BANKERS INC COM	Common Stock	8,889
	CUMMINS INC COM	Common Stock	36,574

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	CVS CAREMARK CORP COM	Common Stock	36,800
	CYTEC INDS INC COM	Common Stock	9,335
	D R HORTON INC COM	Common Stock	10,847
	DANAHER CORP COM	Common Stock	16,150
	DARDEN RESTAURANTS INC COM	Common Stock	8,756
	DAVITA INC COM	Common Stock	8,794
	DEAN FOODS CO COM	Common Stock	12,693
	DEERE & CO COM	Common Stock	46,694
	DELEK US HOLDINGS INC COM	Common Stock	5,693
	DELL INC COM	Common Stock	127,395
	DELMONTE FOODS CO COM	Common Stock	7,448
	DELPHI FINL GRP INC CL A	Common Stock	4,875
	DENTSPLY INTERNATIONAL INC COM	Common Stock	8,165
	DEVELOPERS DIVERSIFIED RLTY CORP	Common Stock	2,676
	DEVON ENERGY CORPORATION COM	Common Stock	57,862
	DIAMOND OFFSHORE DRILLING INC	Common Stock	12,590
	DICKS SPORTING GOODS INC	Common Stock	5,091
	DIEBOLD INC COM	Common Stock	4,507
	DILLARDS INC CL A COM	Common Stock	6,141
	DIRECTV GRP INC/THE COM	Common Stock	43,992
	DISCOVER FINANCIAL SERVICES COM	Common Stock	5,632
	DISCOVERY HOLDING CO-A COM	Common Stock	9,874
	DISNEY (WALT) COMPANY HOLDING	Common Stock	80,920
	DOLLAR THRIFTY AUTOMOTIVE COM	Common Stock	2,643
	DOLLAR TREE STORES INC COM	Common Stock	4,390
	DOMINION RESOURCES INC/VA COM	Common Stock	97,485
	DONALDSON CO INC. COM	Common Stock	7,225
	DONNELLEY R R & SONS CO COM	Common Stock	20,535
	DOVER CORP COM	Common Stock	13,718
	DOW CHEMICAL COM	Common Stock	189,465
	DOWNEY FINL CORP COM	Common Stock	3,202
	DPL INC COM	Common Stock	14,187
	DREAMWORKS ANIMATION SKG-A	Common Stock	4,147
	DRESSER RAND GROUP INC COM	Common Stock	5,559
	DST SYS INC DEL COM	Common Stock	10,798
	DTE ENERGY CO COM	Common Stock	20,548
	DU PONT E I DE NEMOURS & CO COM	Common Stock	154,164
	DUKE ENERGY CORP COM	Common Stock	89,063
	DUKE RLTY INVTS INC COM NEW	Common Stock	4,205
	DUN & BRADSTREET CORP COM	Common Stock	5,858
	DYNEGY INC COM CL A	Common Stock	5,773
	E M C CORP MASS COM	Common Stock	40,679
	E*TRADE FINANCIAL CORP COM	Common Stock	3,544
	EARTHLINK INC COM	Common Stock	4,629
	EAST WEST BANCORP INC COM	Common Stock	2,640
	EASTMAN CHEMICAL COMPANY COM	Common Stock	17,304
	EASTMAN KODAK CO COM	Common Stock	42,507
	EATON CORP COM	Common Stock	30,977
	EATON VANCE CORP COM NON VTG	Common Stock	7,096
	EBAY INC COM	Common Stock	34,861
	ECHOSTAR COMMUNICATIONS NEW CL A	Common Stock	7,567

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	ECOLAB INC COM	Common Stock	24,265
	EDISON INTL COM	Common Stock	71,210
	EL PASO CORP COM	Common Stock	31,542
	ELECTRONIC ARTS COM	Common Stock	23,190
	ELECTRONIC DATA SYS CORP NEW COM	Common Stock	45,461
	EMBARQ CORP-W/I	Common Stock	18,960
	EMCOR GRP INC COM	Common Stock	7,755
	EMERSON ELECTRIC CO COM	Common Stock	91,818
	ENDO PHARMACEUTICALS HLDGS INC	Common Stock	4,304
	ENERGEN CORP COM	Common Stock	10,316
	ENERGIZER HLDGS INC COM	Common Stock	12,766
	ENERGY EAST CORP COM	Common Stock	22,078
	ENSCO INTL INC COM	Common Stock	5,462
	ENTERGY CORP NEW COM	Common Stock	80,775
	EOG RES INC COM	Common Stock	18,457
	EQUIFAX INC COM	Common Stock	5,039
	EQUITABLE RES INC COM	Common Stock	10,527
	EQUITY RESIDENTIAL SH BEN INT	Common Stock	9,292
	ERIE INDTY CO CL A	Common Stock	9,076
	ESSEX PPTY TR INC COM	Common Stock	3,909
	EXELON CORP COM	Common Stock	147,644
	EXPEDIA INC	Common Stock	20,301
	EXPEDITORS INTL WASH INC COM	Common Stock	10,710
	EXPRESS SCRIPTS INC CL A COM	Common Stock	57,031
	EXPRESSJET HOLDINGS INC	Common Stock	2,185
	EXTERRAN HOLDINGS INC COM	Common Stock	9,101
	EXXON MOBIL CORP COM	Common Stock	1,457,205
	F N B CORP PA COM	Common Stock	4,565
	FAIRCHILD SEMICON INTL COM	Common Stock	5,505
	FAMILY DOLLAR STORES INC COM	Common Stock	9,495
	FBL FINL GRP INC CL A	Common Stock	3,930
	FEDERAL NATIONAL MORTGAGE ASSN	Common Stock	44,129
	FEDERATED INVS INC PA CL B	Common Stock	8,388
	FEDEX CORP COM	Common Stock	75,033
	FERRO CORP COM	Common Stock	5,758
	FIDELITY NATIONAL FINANCIAL — A	Common Stock	15,287
	FIDELITY NATIONAL INFORMATION	Common Stock	9,536
	FIFTH THIRD BANCORP COM	Common Stock	59,011
	FIRST AMERN CORP CALIF COM (FROM	Common Stock	14,706
	FIRST CITIZENS BANCSHARES INC CL	Common Stock	4,234
	FIRST COMWLTH FINL CORP PA COM	Common Stock	4,453
	FIRST HORIZON NATIONAL CORP COM	Common Stock	11,686
	FIRST MIDWEST BANCORP INC DEL	Common Stock	4,963
	FIRST NIAGARA FINL GROUP INC NEW	Common Stock	5,106
	FIRSTENERGY CORP COM	Common Stock	48,931
	FIRSTFED FINL CORP DEL COM	Common Stock	2,509
	FIRSTMERIT CORP COM	Common Stock	9,206
	FISERV INC WIS COM	Common Stock	21,123
	FLAGSTAR BANCORO INC COM	Common Stock	4,049
	FLOWERS FOODS INC COM	Common Stock	5,908
	FLOWSERVE CORP COM	Common Stock	14,733

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	FLUOR CORP NEW COM	Common Stock	33,932
	FMC CORP COM NEW	Common Stock	14,735
	FMC TECHNOLOGIES INC	Common Stock	15,772
	FOOT LOCKER INC	Common Stock	5,746
	FORD MTR CO COM	Common Stock	149,933
	FOREST LABS CL A	Common Stock	15,161
	FOREST OIL CORP COM	Common Stock	12,175
	FORTUNE BRANDS INC COM	Common Stock	16,772
	FOUNDATION COAL HOLDINGS INC	Common Stock	11,025
	FPL GROUP INC COM	Common Stock	46,524
	FRANKLIN RES INC COM	Common Stock	34,813
	FREDDIE MAC COM VTG	Common Stock	41,474
	FREEPORT MCMORAN COPPER & GOLD	Common Stock	62,835
	FREMONT GENERAL CORP COM	Common Stock	2,451
	FRONTIER OIL CORP COM	Common Stock	8,138
	FULLER H B CO COM	Common Stock	4,573
	FULTON FINANCIAL CORP COM	Common Stock	7,939
	FURNITURE BRANDS INTL INC COM	Common Stock	2,953
	GANNETT CO COM	Common Stock	41,977
	GAP INC COM	Common Stock	60,299
	GATX CORP COM	Common Stock	7,381
	GENENTECH INC COM	Common Stock	47,392
	GENERAL CABLE CORP DEL NEW COM	Common Stock	5,906
	GENERAL DYNAMICS CORP COM	Common Stock	86,824
	GENERAL ELECTRIC CO COM	Common Stock	403,757
	GENERAL GROWTH PPTYS INC COM	Common Stock	5,434
	GENERAL MILLS INC COM	Common Stock	33,183
	GENERAL MOTORS CORP COM	Common Stock	150,004
	GENLYTE GRP INC COM	Common Stock	6,950
	GENTEK INC GENTEX INC	Common Stock	5,704
	GENTEX CORP COM	Common Stock	5,574
	GENUINE PARTS CO COM	Common Stock	23,290
	GENWORTH FINANCIAL INC COM	Common Stock	45,912
	GENZYME CORP COM -GEN DIV	Common Stock	20,441
	GETTY IMAGES INC COM	Common Stock	2,317
	GILEAD SCIENCES INC COM	Common Stock	19,181
	GOLDMAN SACHS GROUP INC COM	Common Stock	72,060
	GOODRICH CORP COM	Common Stock	26,961
	GOODYEAR TIRE & RUBBER CO COM	Common Stock	19,986
	GOOGLE INC-CL A	Common Stock	31,614
	GRACE W R & CO DEL NEW COM	Common Stock	4,965
	GRANITE CONSTR INC COM	Common Stock	3,618
	GREAT ATLANTIC & PAC TEA INC COM	Common Stock	12,555
	GREAT PLAINS ENERGY INC	Common Stock	6,365
	GREIF BROS CORP A	Common Stock	9,271
	GROUP 1 AUTOMOTIVE INC COM	Common Stock	4,126
	HALLIBURTON CO COM	Common Stock	83,226
	HANESBRANDS INC COM	Common Stock	9,772
	HANOVER INSURANCE GROUP COM	Common Stock	8,305
	HARLEY DAVIDSON INC COM	Common Stock	12,212
	HARMAN INTL INDS INC NEW COM	Common Stock	5,096

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	HARRAHS ENTMT INC COM	Common Stock	9,301
	HARRIS CORP DEL COM	Common Stock	5,078
	HARSCO CORP COM	Common Stock	8,620
	HARTE-HANKS INC. NEW COM	Common Stock	3,221
	HARTFORD FINANCIAL SERVICES GRP	Common Stock	93,512
	HASBRO INC COM	Common Stock	10,753
	HAWAIIAN ELEC INDS INC COM	Common Stock	11,875
	HCC INS HLDGS INC COM	Common Stock	7,095
	HEALTH NET INC COM	Common Stock	26,605
	HEARST-ARGYLE TELEVISION INC COM	Common Stock	3,703
	HEINZ H J CO COM	Common Stock	56,431
	HERCULES INC COM	Common Stock	7,852
	HERSHEY COMPANY COM	Common Stock	20,682
	HERTZ GLOBAL HOLDINGS INC COM	Common Stock	15,226
	HESS CORP COM	Common Stock	126,863
	HEWITT ASSOC INC CL A	Common Stock	13,520
	HEWLETT-PACKARD CO COM	Common Stock	351,046
	HILLENBRAND INDS INC COM	Common Stock	7,505
	HNI CORP COM	Common Stock	4,374
	HOLLY CORP COM PAR $0.01	Common Stock	5,034
	HOME DEPOT INC COM	Common Stock	84,255
	HONEYWELL INTL INC COM	Common Stock	124,481
	HORMEL FOODS CORP COM	Common Stock	13,533
	HOSPIRA INC COM	Common Stock	10,563
	HOSPITALITY PPTYS TR SH BEN INT	Common Stock	4,975
	HOVNANIAN ENTERPRISES INC CL A	Common Stock	2,220
	HUBBELL INC CL B COM	Common Stock	7,043
	HUDSON CITY BANCORP INC COM	Common Stock	11,240
	HUMANA INC COM	Common Stock	45,928
	HUNT J B TRANS SVCS INC COM	Common Stock	5,734
	HUNTINGTON BANCSHARES INC COM	Common Stock	23,871
	HUNTSMAN CORPORATION COM	Common Stock	46,365
	IAC / INTERACTIVECORP COM	Common Stock	28,205
	IDACORP INC COM	Common Stock	6,260
	IDEX CORP COM	Common Stock	5,673
	IKON OFFICE SOLUTIONS INC COM	Common Stock	8,506
	ILLINOIS TOOL WORKS INC COM	Common Stock	38,314
	IMATION CORP COM	Common Stock	2,993
	IMS HEALTH INC COM	Common Stock	5,198
	INDYMAC BANCORP INC COM	Common Stock	1,642
	INGRAM MICRO INC CL A	Common Stock	54,492
	INTEGRYS ENERGY GROUP INC COM	Common Stock	10,966
	INTEL CORP COM	Common Stock	255,665
	INTERNATIONAL PAPER CO COM	Common Stock	87,299
	INTERPUBLIC GRP COS INC COM	Common Stock	6,708
	INTERSIL HLDG CORP COM	Common Stock	4,171
	INTL BUSINESS MACHINES CORP COM	Common Stock	395,333
	INTL FLAVORS & FRAGRANCES INC	Common Stock	11,141
	INTL GAME TECHNOLOGY COM	Common Stock	15,439
	INTUIT COM	Common Stock	15,655
	IOMEGA CORP COM	Common Stock	3,843

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	IRON MTN INC PA COM	Common Stock	7,367
	ISTAR FINANCIAL INC COM	Common Stock	4,006
	ITT CORP COM	Common Stock	25,097
	JABIL CIRCUIT INC COM	Common Stock	12,493
	JACK IN THE BOX INC COM	Common Stock	5,933
	JACOBS ENGR GRP INC COM	Common Stock	31,288
	JANUS CAPITAL GROUP INC	Common Stock	7,614
	JARDEN CORP COM	Common Stock	2,950
	JEFFERIES GROUP INC COM	Common Stock	5,921
	JOHNSON & JOHNSON COM	Common Stock	397,879
	JOHNSON CTLS INC COM	Common Stock	47,803
	JONES APPAREL GRP INC COM	Common Stock	5,704
	JOY GLOBAL INC COM	Common Stock	9,302
	JP MORGAN CHASE & CO COM	Common Stock	450,423
	JUNIPER NETWORKS INC COM	Common Stock	13,772
	KANSAS CITY SOUTHN COM	Common Stock	6,876
	KB HOME COM	Common Stock	7,315
	KBR INC COM	Common Stock	43,384
	KELLOGG COMPANY COM	Common Stock	40,113
	KELLWOOD CO COM	Common Stock	4,093
	KELLY SVCS INC CL A	Common Stock	6,134
	KENNAMETAL INC COM	Common Stock	5,731
	KEY ENERGY SVCS INC COM	Common Stock	3,668
	KEYCORP NEW COM	Common Stock	45,999
	KILROY RLTY CORP COM	Common Stock	3,476
	KIMBERLY-CLARK CORP COM	Common Stock	101,273
	KIMCO RLTY CORP COM	Common Stock	3,531
	KINDRED HEALTHCARE INC COM	Common Stock	7,629
	KINETIC CONCEPTS INC COM	Common Stock	6,017
	KING PHARMACEUTICALS INC COM	Common Stock	3,320
	KIRBY CORP COM	Common Stock	5,914
	KLA TENCOR CORP COM	Common Stock	11,890
	KOHLS CORP COM	Common Stock	12,161
	KRAFT FOODS INC CL A COM	Common Stock	163,004
	KROGER CO COM	Common Stock	137,115
	KRONOS WORLDWIDE INC COM	Common Stock	2,768
	L-3 COMMUNICATIONS HLDGS INC COM	Common Stock	35,777
	LA Z BOY INC COM	Common Stock	2,940
	LABORATORY CORP AMER HLDGS COM	Common Stock	10,275
	LAM RESEARCH CORP COM	Common Stock	6,312
	LANCASTER COLONY CORP COM	Common Stock	4,204
	LANDAMERICA FINL GRP INC COM	Common Stock	3,951
	LANDSTAR SYS INC COM	Common Stock	3,986
	LAS VEGAS SANDS CORP	Common Stock	12,844
	LAUDER ESTEE COS INC CL A	Common Stock	17,261
	LEAP WIRELESS INTERNATIONAL INC	Common Stock	3,889
	LEAR CORP COM	Common Stock	23,628
	LEGG MASON INC COM	Common Stock	9,046
	LEGGETT & PLATT INC COM	Common Stock	8,341
	LEHMAN BROTHERS HOLDINGS INC COM	Common Stock	23,795
	LENNAR CORP COM CL A	Common Stock	16,958

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	LENNOX INTERNATIONAL INC COM	Common Stock	10,540
	LEXMARK INTL INC CL A COM	Common Stock	12,880
	LIBERTY GLOBAL INC CL A COM	Common Stock	21,405
	LIBERTY PPTY TR SH BEN INT	Common Stock	4,573
	LILLY ELI & CO COM	Common Stock	162,312
	LIMITED BRANDS INC COM	Common Stock	29,821
	LINCARE HLDGS INC COM	Common Stock	9,697
	LINCOLN NATIONAL CORP COM	Common Stock	48,871
	LINEAR TECHNOLOGY CORP COM	Common Stock	8,968
	LIZ CLAIBORNE INC COM	Common Stock	5,038
	LOCKHEED MARTIN CORP COM	Common Stock	118,633
	LOEWS CORP — CAROLINA GROUP -	Common Stock	25,302
	LOEWS CORP — CAROLINA GROUP COM	Common Stock	82,908
	LONGS DRUG STORES CORP COM	Common Stock	8,129
	LOUISIANA-PAC CORP COM	Common Stock	6,469
	LOWE’S COS INC COM	Common Stock	41,219
	LSI CORP COM	Common Stock	5,870
	LUBRIZOL CORP COM	Common Stock	12,641
	M & T BK CORP COM	Common Stock	26,709
	M.D.C.HOLDINGS INC COM	Common Stock	6,598
	MACK CALI RLTY CORP COM	Common Stock	2,870
	MACY’S INC COM	Common Stock	11,517
	MAGELLAN HEALTH SVCS INC COM	Common Stock	8,004
	MANITOWOC COMPANY INC COM	Common Stock	9,131
	MANPOWER INC WIS COM	Common Stock	20,187
	MARATHON OIL CORP	Common Stock	192,754
	MARKEL HLDGS COM	Common Stock	13,476
	MARRIOTT INTERNATIONAL CL A COM	Common Stock	21,939
	MARSH & MCLENNAN COMPANIES INC	Common Stock	60,479
	MARSHALL & ILSLEY CORP COM	Common Stock	17,608
	MARTIN MARIETTA MATLS INC COM	Common Stock	9,452
	MASCO CORP COM	Common Stock	46,245
	MASSEY ENERGY CO COM	Common Stock	8,481
	MASTERCARD INC-CL A	Common Stock	23,520
	MATTEL INC COM	Common Stock	19,748
	MAXIM INTEGRATED PRODS INC COM	Common Stock	8,554
	MBIA INC COM	Common Stock	3,823
	MCAFEE INC COM	Common Stock	8,805
	MCCORMICK & CO INC COM	Common Stock	9,438
	MCDONALDS CORP COM	Common Stock	107,338
	MCGRAW HILL COS INC	Common Stock	26,667
	MCKESSON CORP COM	Common Stock	129,506
	MDU RES GRP INC COM	Common Stock	17,661
	MEADWESTVACO CORP COM	Common Stock	13,164
	MEDCO HEALTH SOLUTIONS INC COM	Common Stock	64,171
	MEDTRONIC INC COM	Common Stock	38,017
	MEMC ELECTRONIC MATERIALS INC	Common Stock	13,086
	MERCK & CO INC COM	Common Stock	400,167
	MERCURY GEN CORP NEW COM	Common Stock	11,764
	MERITAGE CORP COM	Common Stock	2,034
	MERRILL LYNCH & CO INC COM	Common Stock	48,468

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	METAVANTE TECHNOLOGIES COM	Common Stock	5,124
	METLIFE INC COM	Common Stock	165,231
	METTLER-TOLEDO INTL INC COM	Common Stock	7,724
	MGIC INVESTMENT CORP COM EXP	Common Stock	4,020
	MGM MIRAGE COM	Common Stock	19,734
	MICROCHIP TECHNOLOGY INC COM	Common Stock	3,408
	MICRON TECHNOLOGY INC COM	Common Stock	7,568
	MICROSOFT CORP COM	Common Stock	443,554
	MILLER (HERMAN) INC COM	Common Stock	4,231
	MIRANT CORP COM	Common Stock	13,948
	MODINE MFG CO COM	Common Stock	3,759
	MOHAWK INDS INC COM	Common Stock	11,811
	MOLEX INC COM	Common Stock	7,069
	MOLSON COORS BREWING CO -B	Common Stock	28,458
	MONEYGRAM INTERNATIONAL-W/I	Common Stock	2,237
	MONSANTO CO COM	Common Stock	52,176
	MONSTER WORLDWIDE INC COM	Common Stock	4,955
	MOODY’S CORPORATION COM	Common Stock	6,419
	MORGAN STANLEY COM	Common Stock	40,128
	MOSAIC CO/THE	Common Stock	52,616
	MOTOROLA INC COM	Common Stock	125,258
	MUELLER INDS INC COM	Common Stock	4,909
	MURPHY OIL CORP COM	Common Stock	48,752
	MYLAN LABS INC COM	Common Stock	5,536
	NACCO INDS INC CL A COM	Common Stock	4,270
	NALCO HOLDING CO	Common Stock	7,276
	NATIONAL CITY CORP COM	Common Stock	37,983
	NATIONAL FUEL GAS CO NJ COM	Common Stock	10,636
	NATIONAL OILWELL VARCO INC COM	Common Stock	26,327
	NATIONAL SEMICONDUCTOR CORP COM	Common Stock	8,062
	NATIONWIDE FINL SVCS INC CL A	Common Stock	22,977
	NAVISTAR INTL CORP NEW COM	Common Stock	10,612
	NBTY INC COM	Common Stock	2,714
	NCR CORPORATION COM	Common Stock	9,215
	NETWORK APPLIANCE INC COM	Common Stock	4,102
	NEW JERSEY RES CORP COM	Common Stock	7,703
	NEW YORK CMNTY BANCORP INC COM	Common Stock	25,068
	NEW YORK TIMES CO CL A COM	Common Stock	11,958
	NEWALLIANCE BANCSHARES INC	Common Stock	3,185
	NEWELL RUBBERMAID INC COM	Common Stock	28,805
	NEWFIELD EXPL CO COM	Common Stock	11,742
	NEWMONT MNG CORP COM	Common Stock	21,948
	NEWS CORP INC CLASS A COM	Common Stock	83,389
	NICOR INC COM	Common Stock	10,785
	NII HLDGS INC CL B	Common Stock	3,093
	NIKE INC CL B COM	Common Stock	49,583
	NISOURCE INC COM	Common Stock	25,782
	NOBLE ENERGY INC	Common Stock	5,727
	NORDSTROM INC COM	Common Stock	13,406
	NORFOLK SOUTHERN CORP COM	Common Stock	59,517
	NORTHEAST UTILS COM	Common Stock	25,280

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	NORTHERN TRUST CORP COM	Common Stock	36,289
	NORTHROP GRUMMAN CORP COM	Common Stock	130,181
	NORTHWEST NAT GAS CO COM	Common Stock	5,771
	NOVELL INC COM	Common Stock	5,206
	NOVELLUS SYS COM	Common Stock	7,772
	NRG ENERGY INC COM	Common Stock	10,284
	NSTAR COM	Common Stock	19,524
	NU SKIN ENTERPRISES INC CL A	Common Stock	4,329
	NUCOR CORP COM	Common Stock	25,374
	NVIDIA CORP COM	Common Stock	19,969
	NVR INC COM	Common Stock	12,875
	NYSE EURONEXT COM	Common Stock	6,477
	OCCIDENTAL PETE CORP COM	Common Stock	120,352
	OFFICE DEPOT INC COM	Common Stock	15,902
	OFFICEMAX INC	Common Stock	5,484
	OGE ENERGY CORP COM	Common Stock	19,287
	OLD NATL BANCORP IND COM	Common Stock	4,953
	OLD REP INTL CORP COM	Common Stock	21,228
	OLIN CORP COM	Common Stock	9,404
	OMNICARE INC COM	Common Stock	2,950
	OMNICOM GROUP INC COM	Common Stock	40,475
	ON SEMICONDUCTOR CORP COM	Common Stock	3,755
	ONEOK INC COM	Common Stock	10,593
	ORACLE CORP COM	Common Stock	97,875
	OSHKOSH CORP CL B COM	Common Stock	4,844
	OWENS & MINOR INC NEW COM	Common Stock	5,440
	OWENS ILLINOIS INC COM NEW	Common Stock	25,000
	PACCAR INC COM	Common Stock	56,591
	PACIFIC CAPITAL BANCORP COM	Common Stock	3,755
	PACKAGING CORP AMER COM	Common Stock	8,524
	PACTIV CORP COM	Common Stock	10,294
	PALL CORP COM	Common Stock	6,900
	PANTRY INC PANTRY INC COM	Common Stock	3,281
	PARK NATL CORP COM ++(WAS PARK	Common Stock	4,198
	PARKER HANNIFIN CORP COM	Common Stock	23,305
	PATRIOT COAL CORP COM	Common Stock	627
	PATTERSON COS INC	Common Stock	4,636
	PAYCHEX INC COM	Common Stock	20,454
	PEABODY ENERGY CORP COM	Common Stock	9,512
	PENN NATL GAMING INC COM	Common Stock	9,730
	PENNEY J C INC COM	Common Stock	26,700
	PENSKE AUTO GROUP INC COM	Common Stock	6,177
	PENTAIR INC COM	Common Stock	8,244
	PEOPLE’S UNITED FINANCIAL INC	Common Stock	6,691
	PEPCO HOLDINGS INC	Common Stock	16,203
	PEPSI BOTTLING GRP INC COM	Common Stock	41,359
	PEPSIAMERICAS INC COM	Common Stock	9,370
	PEPSICO INC COM	Common Stock	165,846
	PERFORMANCE FOOD GRP CO COM	Common Stock	10,705
	PERINI CORP COM	Common Stock	4,203
	PERKINELMER INC COM	Common Stock	9,459

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	PETSMART INC COM	Common Stock	3,545
	PFIZER INC COM	Common Stock	516,166
	PG&E CORP COM	Common Stock	63,162
	PHARMACEUTICAL PROD DEV INC COM	Common Stock	6,254
	PHARMERICA CORP-W/I COM	Common Stock	3,550
	PHH CORP COM NEW	Common Stock	14,544
	PHILADELPHIA CONS HLDG CORP COM	Common Stock	5,280
	PHILLIPS VAN HEUSEN CORP COM	Common Stock	2,998
	PHOENIX COMPANIES INC COM	Common Stock	7,705
	PIEDMONT NATURAL GAS INC COM	Common Stock	5,754
	PILGRIMS PRIDE CORP CL B	Common Stock	5,263
	PINNACLE WEST CAP CORP COM	Common Stock	25,840
	PIONEER NATURAL RESOURCES CO COM	Common Stock	16,325
	PIPER JAFFRAY COS-W/I	Common Stock	3,262
	PITNEY BOWES INC COM	Common Stock	29,691
	PLAINS EXPLORATION & PRODUCT	Common Stock	25,787
	PLUM CREEK TIMBER CO INC COM	Common Stock	15,114
	PMI GRP INC COM	Common Stock	1,817
	PNC FINANCIAL SERVICES GROUP INC	Common Stock	73,999
	PNM RESOURCES INC	Common Stock	7,005
	POLARIS INDS INC COM	Common Stock	5,466
	POLO RALPH LAUREN CORP CL A	Common Stock	5,003
	POLYCOM INC COM	Common Stock	3,470
	PORTLAND GEN ELEC CO COM	Common Stock	10,198
	POST PPTYS INC COM	Common Stock	5,099
	POTLATCH CORP COM	Common Stock	4,328
	PPG INDUSTRIES INC COM	Common Stock	49,371
	PPL CORP COM	Common Stock	36,659
	PRAXAIR INC COM	Common Stock	36,484
	PRECISION CASTPARTS CORP COM	Common Stock	9,836
	PRIDE INTERNATIONAL INC	Common Stock	6,987
	PRINCIPAL FINANCIAL GROUP	Common Stock	52,877
	PROCTER & GAMBLE CO COM	Common Stock	155,405
	PROGRESS ENERGY INC COM	Common Stock	56,048
	PROGRESSIVE CORP OHIO COM	Common Stock	41,157
	PROLOGIS TR SH BEN INT	Common Stock	10,227
	PROTECTIVE LIFE CORP COM	Common Stock	12,154
	PROVIDENT BANKSHARES CORP COM	Common Stock	2,896
	PRUDENTIAL FINANCIAL INC	Common Stock	125,825
	PUBLIC SERVICE ENTERPRISE GROUP	Common Stock	87,630
	PUBLIC STORAGE INC COM	Common Stock	7,609
	PUGET ENERGY INC NEW COM	Common Stock	20,683
	PULTE HOME INC COM	Common Stock	7,977
	QUALCOMM INC COM	Common Stock	25,958
	QUANTA SVCS INC COM	Common Stock	5,489
	QUEST DIAGNOSTICS INC COM	Common Stock	12,754
	QUESTAR CORP COM	Common Stock	11,437
	QWEST COMMUNICATIONS INTL INC	Common Stock	47,388
	RADIAN GRP INC COM	Common Stock	2,153
	RADIOSHACK CORP COM	Common Stock	8,093
	RAYMOND JAMES FINANCIAL INC COM	Common Stock	9,513

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	RAYONIER INC RAYONIER INC (REIT)	Common Stock	9,302
	RAYTHEON CO COM	Common Stock	101,430
	REDWOOD TR INC COM	Common Stock	4,940
	REGAL ENTERTAINMENT GROUP-A	Common Stock	23,101
	REGENCY CENTERS CORP REIT	Common Stock	8,662
	REGIONS FINANCIAL CORP COM	Common Stock	61,971
	REINSURANCE GRP AMER INC COM	Common Stock	12,340
	RELIANT ENERGY INC COM	Common Stock	12,849
	RENT-A-CENTER INC COM	Common Stock	6,328
	REPUBLIC AIRWAYS HOLDINGS IN	Common Stock	3,893
	REPUBLIC SVCS INC COM	Common Stock	12,497
	RESPIRONICS INC COM	Common Stock	8,371
	REYNOLDS AMERICAN INC	Common Stock	40,456
	RITE AID CORP COM	Common Stock	5,182
	ROBERT HALF INTL INC COM	Common Stock	7,290
	ROCKWELL AUTOMATION INC COM	Common Stock	28,323
	ROCKWELL COLLINS-WI	Common Stock	17,426
	ROCKWOOD HOLDINGS INC	Common Stock	7,028
	ROHM & HAAS CO COM	Common Stock	45,239
	ROSS STORES INC COM	Common Stock	8,742
	ROWAN COS INC COM	Common Stock	6,868
	RPM INTL INC COM	Common Stock	7,663
	RUDDICK CORP COM	Common Stock	5,052
	RYDER SYS INC COM	Common Stock	11,973
	RYLAND GRP INC COM	Common Stock	4,938
	SAFECO CORP COM	Common Stock	27,169
	SAFEWAY INC COM NEW	Common Stock	44,561
	SAIC INC COM	Common Stock	28,295
	SAKS INC COM	Common Stock	17,768
	SALLY BEAUTY CO INC-W/I COM	Common Stock	5,506
	SANDISK CORP COM	Common Stock	4,763
	SANMINA-SCI CORP COM	Common Stock	10,834
	SARA LEE CORP COM	Common Stock	78,131
	SCANA CORP W-I COM	Common Stock	19,423
	SCHEIN HENRY INC COM	Common Stock	14,396
	SCHERING-PLOUGH CORP COM	Common Stock	57,975
	SCHULMAN A INC COM	Common Stock	3,838
	SCHWAB CHARLES CORP NEW COM	Common Stock	40,041
	SCRIPPS CO (E.W.) CL A	Common Stock	15,727
	SEALED AIR CORP NEW COM	Common Stock	7,258
	SEARS HOLDINGS CORP	Common Stock	13,681
	SELECTIVE INS GRP INC COM	Common Stock	5,487
	SEMPRA ENERGY COM	Common Stock	52,485
	SERVICE CORP INTL COM	Common Stock	10,376
	SHAW GRP INC COM	Common Stock	19,697
	SHERWIN-WILLIAMS CO COM	Common Stock	22,426
	SIERRA HLTH SVCS INC COM	Common Stock	4,943
	SIERRA PACIFIC RESOURCES COM	Common Stock	12,119
	SIGMA ALDRICH CORP COM	Common Stock	7,110
	SIMON PPTY GRP INC NEW COM	Common Stock	9,580
	SKYWEST INC COM	Common Stock	6,345

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	SLM CORP	Common Stock	5,600
	SMITH INTL CORP COM	Common Stock	9,945
	SMITHFIELD FOODS INC COM	Common Stock	13,265
	SMUCKER JM CO COM	Common Stock	4,667
	SMURFIT-STONE CONTAINER CORP COM	Common Stock	22,876
	SNAP ON INC COM	Common Stock	4,284
	SONIC AUTOMOTIVE INC CL A	Common Stock	3,606
	SONOCO PRODS CO COM	Common Stock	7,819
	SOUTH FINL GRP INC COM	Common Stock	5,294
	SOUTHERN CO COM	Common Stock	143,837
	SOUTHERN COPPER CORP	Common Stock	45,900
	SOUTHERN UN CO NEW COM	Common Stock	4,195
	SOUTHWEST AIRLINES CO COM	Common Stock	27,493
	SOVEREIGN BANCORP INC COM	Common Stock	14,193
	SPARTAN STORES INC COM	Common Stock	3,726
	SPHERION CORP COM	Common Stock	4,382
	SPIRIT AEROSYSTEMS HOLD-CL A COM	Common Stock	5,953
	SPRINT NEXTEL COM	Common Stock	22,912
	SPX CORP COM	Common Stock	24,794
	ST JUDE MED INC COM	Common Stock	18,564
	STANCORP FINANCIAL GROUP COM	Common Stock	10,375
	STANDARD PAC CORP NEW COM	Common Stock	724
	STANLEY WKS COM	Common Stock	9,484
	STAPLES INC COM	Common Stock	33,915
	STARBUCKS CORP COM	Common Stock	8,475
	STARWOOD HOTELS & RESORTS COM	Common Stock	13,915
	STATE AUTO FINL CORP COM	Common Stock	3,888
	STATE STREET CORP COM	Common Stock	63,100
	STEELCASE INC CL A	Common Stock	4,747
	STEWART INFORMATION SVCS CORP	Common Stock	4,032
	STRYKER CORP COM	Common Stock	17,569
	STUDENT LN CORP COM	Common Stock	3,573
	SUN MICROSYSTEMS INC COM	Common Stock	21,324
	SUN-TIMES MEDIA GROUP INC-A	Common Stock	1,578
	SUNOCO INC COM	Common Stock	47,146
	SUNRISE ASSISTED LIVING INC COM	Common Stock	3,420
	SUNTRUST BANKS INC COM	Common Stock	80,451
	SUPERVALU INC COM	Common Stock	33,230
	SUSQUEHANNA BANCSHARES INC PA	Common Stock	4,768
	SYBASE INC COM	Common Stock	5,875
	SYMANTEC CORP COM	Common Stock	13,041
	SYNNEX CORP	Common Stock	10,895
	SYNOPSYS INC COM	Common Stock	5,668
	SYNOVUS FINANCIAL CORP COM	Common Stock	23,257
	SYSCO CORP COM	Common Stock	77,296
	T ROWE PRICE GROUP INC COM	Common Stock	13,179
	TAKE-TWO INTERACTIVE SOFTWARE	Common Stock	4,520
	TALBOTS INC COM	Common Stock	3,499
	TARGET CORP COM	Common Stock	86,765
	TCF FINL CORP COM	Common Stock	7,751
	TD AMERITRADE HOLDING CORP COM	Common Stock	44,444

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	TECH DATA CORP COM	Common Stock	42,198
	TECO ENERGY INC COM	Common Stock	8,020
	TELEFLEX INC COM	Common Stock	8,393
	TELEPHONE & DATA SYS INC COM	Common Stock	13,997
	TELLABS INC COM	Common Stock	2,915
	TEMPLE INLAND INC COM	Common Stock	10,430
	TENET HEALTHCARE CORP COM	Common Stock	15,733
	TENNECO INC COM	Common Stock	8,643
	TERADATA CORP COM	Common Stock	10,120
	TERADYNE INC COM	Common Stock	4,112
	TEREX CORP COM	Common Stock	14,869
	TERRA INDS INC COM	Common Stock	14,936
	TESORO CORP COM	Common Stock	22,431
	TEXAS INSTRUMENTS INC COM	Common Stock	51,709
	TEXTRON INC COM	Common Stock	34,091
	THE MCCLATCHY COMPANY (HOLDING	Common Stock	5,338
	THE SCOTTS MIRACLE GRO COMPANY	Common Stock	4,067
	THERMO FISHER SCIENTIFIC CORP	Common Stock	10,649
	THOMAS & BETTS CORP COM	Common Stock	6,663
	THOR INDS INC COM	Common Stock	5,956
	THORNBURG MORTGAGE INC COM	Common Stock	2,078
	TIDEWATER INC COM	Common Stock	3,709
	TIFFANY & CO COM	Common Stock	6,826
	TIMBERLAND CO CL A	Common Stock	4,607
	TIME WARNER INC COM	Common Stock	109,024
	TIMKEN CO COM	Common Stock	12,574
	TITANIUM METALS CORP COM	Common Stock	3,243
	TJX COS INC NEW COM	Common Stock	37,673
	TOLL BROTHERS INC COM	Common Stock	8,846
	TORCHMARK CORP COM	Common Stock	17,245
	TORO CO COM	Common Stock	5,517
	TOTAL SYS SVCS INC COM	Common Stock	7,452
	TRACTOR SUPPLY CO COM	Common Stock	2,864
	TRANE INC COM	Common Stock	20,535
	TRANSATLANTIC HLDGS INC COM	Common Stock	15,238
	TRAVELERS COS INC COM	Common Stock	130,315
	TRUMP ENTMT RES COM	Common Stock	1,264
	TRUSTCO BK CORP N Y COM	Common Stock	4,494
	TRUSTMARK CORP COM	Common Stock	6,418
	TRW AUTOMOTIVE HOLDINGS CORP COM	Common Stock	18,624
	TUPPERWARE CORP COM	Common Stock	7,835
	TYSON FOODS INC COM CL A	Common Stock	12,151
	U S CELLULAR CORP COM	Common Stock	13,161
	UAL CORP UAL CORP COM	Common Stock	23,729
	UAP HLDG CORP COM	Common Stock	6,987
	UGI CORP NEW COM	Common Stock	8,538
	UIL HOLDINGS COM	Common Stock	7,197
	UMB FINL CORP COM	Common Stock	4,097
	UMPQUA HLDGS CORP COM	Common Stock	2,507
	UNION PACIFIC CORP COM	Common Stock	107,676
	UNIONBANCAL CORP DELWARE COM	Common Stock	27,103

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	UNISYS CORP COM	Common Stock	3,660
	UNITED BANKSHARES INC W VA COM	Common Stock	4,671
	UNITED NAT FOODS INC COM	Common Stock	4,996
	UNITED PARCEL SERVICE CL B COM	Common Stock	227,060
	UNITED RENTALS INC COM	Common Stock	4,931
	UNITED STATES STEEL CORP	Common Stock	43,596
	UNITED STATIONERS COM	Common Stock	8,853
	UNITED TECHNOLOGIES CORP COM	Common Stock	201,246
	UNITEDHEALTH GROUP INC COM	Common Stock	74,657
	UNITRIN INC COM	Common Stock	18,125
	UNIVERSAL CORP VA COM	Common Stock	4,905
	UNIVERSAL HLTH SVCS INC CL B COM	Common Stock	6,783
	UNUMPROVIDNET GROUP COM	Common Stock	38,471
	URS CORP NEW COM	Common Stock	18,084
	US AIRWAYS GROUP INC	Common Stock	7,899
	US BANCORP DEL COM NEW	Common Stock	142,700
	USEC INC COM	Common Stock	1,860
	USG CORP COM NEW	Common Stock	14,532
	UST INC COM	Common Stock	30,304
	V F CORP COM	Common Stock	14,114
	VALASSIS COMMUNICATIONS INC COM	Common Stock	2,620
	VALERO ENERGY CORP COM	Common Stock	63,072
	VALHI INC COM	Common Stock	5,953
	VALLEY NATIONAL BANCORP COM	Common Stock	8,039
	VALSPAR CORP COM	Common Stock	3,829
	VARIAN MED SYS INC COM	Common Stock	9,244
	VECTOR GROUP LTD COM	Common Stock	5,050
	VECTREN CORP COM	Common Stock	7,178
	VERIZON COMMUNICATIONS COM	Common Stock	543,338
	VIACOM INC CL B COM	Common Stock	40,088
	VIAD CORP COM	Common Stock	3,493
	VIRGIN MEDIA INC COM	Common Stock	5,113
	VISHAY INTERTECHNOLOGY INC COM	Common Stock	7,430
	VISTEON CORP COM	Common Stock	5,542
	VOLT INFO SCIENCES INC COM	Common Stock	3,201
	VORNADO REALTY TRUST COM	Common Stock	8,285
	VULCAN MATERIALS CO COM	Common Stock	9,369
	W W GRAINGER INC COM	Common Stock	22,046
	W&T OFFSHORE INC	Common Stock	4,397
	WABCO HOLDINGS INC COM	Common Stock	7,264
	WACHOVIA CORP COM	Common Stock	236,329
	WADDELL & REED FINL INC CL A COM	Common Stock	8,003
	WAL-MART STORES INC COM	Common Stock	452,962
	WALGREEN CO COM	Common Stock	62,564
	WARNER MUSIC GROUP CORP	Common Stock	2,910
	WASHINGTON FED INC COM	Common Stock	8,004
	WASHINGTON MUTUAL INC COM	Common Stock	36,021
	WASHINGTON POST CO CL B COM	Common Stock	13,626
	WASTE MGMT INC DEL COM	Common Stock	44,880
	WATERS CORP COM	Common Stock	8,340
	WATSON PHARMACEUTICALS INC COM	Common Stock	8,458

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

	WCI COMMUNITIES COM	Common Stock	804
	WEBSTER FINL CORP WATERBURY CONN	Common Stock	7,337
	WEIS MKTS INC COM	Common Stock	6,663
	WELLCARE HEALTH PLANS WELLCARE	Common Stock	3,247
	WELLPOINT INC COM	Common Stock	87,043
	WELLS FARGO & CO COM	Common Stock	304,691
	WENDYS INTL INC COM	Common Stock	5,176
	WERNER ENTERPRISES INC COM	Common Stock	4,467
	WESCO FINL CORP COM	Common Stock	6,400
	WESCO INTL INC COM	Common Stock	2,820
	WESTAMERICA BANCORPORATION COM	Common Stock	4,397
	WESTAR ENERGY INC COM	Common Stock	13,170
	WESTERN DIGITAL CORP COM	Common Stock	18,449
	WESTERN REFINING INC COM	Common Stock	3,465
	WESTERN UNION CO COM	Common Stock	18,250
	WESTLAKE CHEMICAL CORP COM	Common Stock	3,054
	WEYERHAEUSER CO COM	Common Stock	89,547
	WGL HLDG INC COM	Common Stock	7,643
	WHIRLPOOL CORP COM	Common Stock	22,136
	WHITNEY HLDG CORP COM	Common Stock	6,460
	WHOLE FOODS MKT INC COM	Common Stock	8,320
	WILEY JOHN & SONS INC CL A	Common Stock	4,889
	WILLIAMS COS INC COM	Common Stock	65,176
	WILLIAMS SONOMA INC COM	Common Stock	7,953
	WILMINGTON TR CORP COM	Common Stock	8,470
	WISCONSIN ENERGY CORP COM	Common Stock	17,020
	WORLD FUEL SVCS CORP	Common Stock	4,018
	WORTHINGTON INDS INC COM	Common Stock	5,965
	WRIGHT EXPRESS CORP	Common Stock	5,882
	WRIGLEY (WILLIAM) JR. CO COM	Common Stock	18,463
	WYETH COM	Common Stock	137,943
	WYNDHAM WORLDWIDE CORP-W/I COM	Common Stock	16,057
	XCEL ENERGY INC COM	Common Stock	57,164
	XEROX CORP COM	Common Stock	60,180
	XILINX INC COM	Common Stock	6,313
	XTO ENERGY INC COM	Common Stock	15,084
	YAHOO! INC COM	Common Stock	15,969
	YRC WORLDWIDE INC	Common Stock	9,502
	YUM! BRANDS INC	Common Stock	38,925
	ZALE CORP NEW COM	Common Stock	3,383
	ZENITH NATL INS CORP COM	Common Stock	5,072
	ZEP INC COM	Common Stock	803
	ZIMMER HOLDINGS INC COM	Common Stock	10,566
	ZIONS BANCORP COM	Common Stock	14,442
	EVERGREEN INST MONEY MARKET FUND	Common Stock	228,879
	SUBURBAN PROPANE PARTNERS L P	Common Stock	5,703
	SUNOCO LOGISTICS PARTNERS L P	Common Stock	8,584
	Cash	Cash	121,827

	RAFI Enhanced Large Company Fund Total		33,227,145

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001

December 29, 2007	Schedule H, line 4i

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par, or Maturity Value	Value

*	Participant Promissory Notes	5.0%-10.5% with maturity dates through 2011	6,377,189

	Participant Loans Total		6,377,189

	Total Investments		$375,637,680

*	Denotes party-in-interest, for which a statutory exemption exists.

WESCO Distribution, Inc. Retirement Savings Plan

EXHIBITS
     The following exhibit is filed or incorporated as part of this report:

Exhibit
Number	Description

23.1	Consent of Freed Maxick & Battaglia, CPAs, P.C. (filed herewith)

23.2	Consent of PricewaterhouseCoopers LLP. (filed herewith)
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc. Retirement Savings Plan
Date: June 26, 2008	/s/ Stephen A. Van Oss
Stephen A. Van Oss
Chairman, 401K Retirement Savings Plan Investment and Administrative Committees